Exhibit 99.1

Draganfly Makes Strategic Investment in Ukraine Defence Technology Company Solution

Investment is intended to support accelerated deployment of advanced onboard autonomy technology for unmanned systems across global markets.

Tampa, Florida — October 13, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), a developer of drone solutions and systems, today announced that it has made a strategic investment in Ukraine defence technology company DoD Solution.

DoD Solution is an Estonian-Ukrainian defence technology company, developer of advanced onboard autonomy for unmanned systems. Its AURA AI platform combines the AURA SBC onboard computer with AURA OS, an advanced software stack designed to support navigation, perception, target recognition and tracking, and terminal guidance when GPS or communications are degraded or unavailable. The platform is uniquely designed for use across multiple unmanned systems, including FPV drones, interceptors and fixed-wing aircraft.

The investment reflects Draganfly’s focus on advanced technologies proven in combat that can expand the capabilities of unmanned systems operating in demanding environments. As part of this transaction, Draganfly CEO Cameron Chell will be joining the board to help accelerate the integration and distribution of DoD Solution’s advanced technology across multiple platforms and environments.

DoD Solution plans to use this financing to accelerate its next-generation AURA SBC into production, advance AURA OS and onboard AI capabilities, and accelerate integrations and meet U.S. National Defense Authorization Act compliance requirements.

“An advanced autonomy solution that can work across different unmanned systems and operational environments provides an inherent capability advantage. AURA AI is designed to enable easy integration and scalability, serving as an expandable platform that supports increasingly demanding onboard applications. Draganfly is a strong partner in helping us ensure we can be testing, proving and deploying our innovations at the speed our users need,” said Roman Hapachylo, Chief Executive Officer of DoD Solution.

“The opportunity to be working with DoD Solution, sharing our collective experience and capabilities will help accelerate important advancement into the hands of users at a speed and scale designed to provide them with the advantages needed to be successful,” said Cameron Chell, Chief Executive Officer of Draganfly Inc.

About DoD Solution

DoD Solution is an Estonian-Ukrainian defence technology company developing onboard computers and autonomy systems for unmanned platforms. Its AURA AI platform combines software and onboard computing to support autonomous capabilities in contested environments. For more information, visit dodsolution.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a Canadian-headquartered developer of advanced drone solutions, unmanned systems and software serving customers across North America and globally. With more than 27 years of experience in unmanned systems, Draganfly develops and delivers technologies spanning aerial platforms, autonomy, sensing, payload integration and mission-specific solutions for defense, public safety, civil, industrial, agriculture, security, mapping and surveying applications.

The Company combines engineering, manufacturing, software and systems-integration capabilities to support customers operating in complex and mission-critical environments. Draganfly is driven by a mission to provide innovative, reliable solutions that save time, money and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plan” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements regarding the anticipated benefits of the Company’s investment in DoD Solution; the continued development and success of DoD Solution’s platform; DoD Solution’s use of proceeds and ability to develop, integrate, commercialize, scale and deploy its testing and operations. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.